Dated October 30, 2013

Free Writing Prospectus Filed Pursuant to Rule 433

Supplementing Prospectus dated October 27, 2011

and Prospectus Supplement dated July 26, 2012

Registration Statement No. 333-177551

Colgate-Palmolive Company

Medium-Term Notes - Floating Rate

Series H

FINAL TERM SHEET

We are hereby offering to sell Notes having the terms specified below to you with the assistance of UBS Securities LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC (the “Agents”), each acting as principal, at a fixed initial public offering price of 100.00% of the principal amount.

Principal Amount: $81,989,000 Issue Price: 100.00% Stated Maturity Date: November 6, 2053 CUSIP Number: 19416QEE6	Trade Date: October 30, 2013 Original Issue Date: November 6, 2013 (T+5) Net Proceeds to Colgate: $81,169,110 Agents’ Discount or Commission: $819,890

Base Rate:

☐	Certificate of Deposit Rate
☐	CMT Rate
☐	Commercial Paper Rate
☐	Eleventh District Cost of Funds Rate
☒	LIBOR: Reuters Page LIBOR01
☐	Prime Rate
☐	Treasury Rate
☐	Other (see attached)

Initial Interest Rate: 3 month U.S. Dollar LIBOR as of two London Banking Days prior to the Original Issue Date minus 0.30%

Interest Reset Dates: February 6, May 6, August 6 and November 6 of each year, commencing on February 6, 2014

Interest Determination Dates: Quarterly, two London Banking Days prior to each Interest Reset Date

Interest Rate Reset Period: Quarterly

Interest Payment Dates: February 6, May 6, August 6 and November 6 of each year, commencing on February 6, 2014

Index Maturity: 3 month

Designated LIBOR Currency: U.S. Dollars

Spread: -0.30%

Spread Multiplier: N/A

Maximum Interest Rate: N/A

Minimum Interest Rate: 0.00%

Day Count Convention: Actual / 360

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.

Optional Repayment:	The Notes may be repaid at the option of the holders prior to the stated maturity date. See “Other Provisions – Optional Repayment” below.

Currency:

Specified Currency:       US Dollars

Minimum Denomination: $1,000

Original Issue Discount: No

Total amount of OID:

Yield to Maturity:

Initial Accrual Period:

Form:     ☒     Book-entry     ☐     Certificated

☒      Other Provisions:

Optional Redemption:	Colgate may at its option elect to redeem the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to the holders, on November 6, 2043 or on any business day thereafter at the following redemption prices corresponding to the periods set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the redemption date:

If Redeemed During the 12-Month Period Commencing on:	Redemption Price
November 6, 2043	105.00%
November 6, 2044	104.50%
November 6, 2045	104.00%
November 6, 2046	103.50%
November 6, 2047	103.00%
November 6, 2048	102.50%
November 6, 2049	102.00%
November 6, 2050	101.50%
November 6, 2051	101.00%
November 6, 2052 and thereafter to, but excluding, maturity	100.50%
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Optional Repayment:	Notwithstanding anything to the contrary contained in the prospectus supplement dated July 26, 2012, the holders of the Notes may elect to cause Colgate to repurchase the Notes, in whole or in part, in increments of $1,000 or any multiple of $1,000, upon not less than 30 nor more than 60 days’ prior written notice to Colgate, on November 6 of each of the years set forth below, at the amounts corresponding to the years set forth below (expressed as a percentage of the principal amount of the Notes), together with any unpaid accrued interest to the repayment date:

Repayment Date	Repayment Price
November 6, 2014	98.00%
November 6, 2015	98.00%
November 6, 2016	98.00%
November 6, 2017	98.00%
November 6, 2018	98.00%
November 6, 2019	99.00%
November 6, 2020	99.00%
November 6, 2021	99.00%
November 6, 2022	99.00%
November 6, 2023	99.00%
November 6, 2024 and November 6 of each third year thereafter, commencing November 6, 2027	100.00%

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate for general corporate purposes, which include the retirement of commercial paper. As of October 25, 2013, Colgate’s outstanding commercial paper had a weighted average interest rate of 0.09% with maturities ranging from 1 day to 33 days.

Certain United States Federal Income Tax Considerations:

The following discussion supplements the discussion contained in the prospectus supplement dated July 26, 2012, under the heading “Certain United States Federal Income Tax Considerations.” Prospective purchasers of Notes are advised to consult their own tax advisors with respect to tax matters relating to the Notes.

Notes Used as Qualified Replacement Property

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of Section 1042 of the Internal Revenue Code of 1986, as amended (the “Code”), should be aware that

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Section 1042 requires the issuer to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more other corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under Section 1042.

Colgate believes that less than 25 percent of its affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2012. In making this determination, Colgate has made certain assumptions and used procedures which it believes are reasonable. Colgate cannot give any assurance as to whether it will continue to meet the passive income test. It is, in addition, possible that the Internal Revenue Service may disagree with the manner in which Colgate has calculated the affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

The Notes are securities with no established trading market. No assurance can be given as to whether a trading market for the Notes will develop or as to the liquidity of a trading market for the Notes. The availability and liquidity of a trading market for the Notes will also be affected by the degree to which purchasers treat the Notes as qualified replacement property.

Foreign Account Tax Compliance

Pursuant to final Treasury regulations and an Internal Revenue Service notice released on July 12, 2013, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “Certain United States Federal Income Tax Considerations —Foreign Account Tax Compliance” in the prospectus supplement) will generally not apply to debt obligations that are issued prior to July 1, 2014; therefore, the Notes will not be subject to FATCA withholding.

Supplemental Plan of Distribution:

The Agents have agreed, severally and not jointly, to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

Agents	Principal Amount of Notes
UBS Securities LLC	$42,385,000
J.P. Morgan Securities LLC	22,000,000
Morgan Stanley & Co. LLC	8,518,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8,165,000
Wells Fargo Securities, LLC	921,000
Total	$81,989,000
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Settlement:

Delivery of the Notes is expected to be made against payment therefore on or about November 6, 2013, which will be on the fifth business day following the date on which the Notes are priced. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days after the date the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the day of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement; such purchasers should also consult their own advisors in this regard.

Legal Matters:

Sidley Austin LLP, New York, New York has acted as counsel for Colgate. Mayer Brown LLP, Chicago, Illinois has acted as counsel for the Agents.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.

Alternatively, you may request for a copy of the prospectus by calling UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or emailing dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC at 1-800-326-5897.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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